Exhibit 99.2

STOCK OPTION AGREEMENT

UNDER THE WRIKE, INC.

AMENDED AND RESTATED

2013 STOCK PLAN

AS ASSUMED BY CITRIX SYSTEMS, INC.

Name of Participant:	[ ] (the “Optionee”)

No. of Shares:	[ ]

Option Exercise Price per Share:	[ ]

Original Grant Date:	[ ] and as assumed on February 26, 2021

Expiration Date:	[ ] (the “Expiration Date”)

Vesting Commencement Date:	[ ] (the “Vesting Commencement Date”)

Pursuant to the Wrike, Inc. Amended and Restated 2013 Stock Plan (as assumed by Citrix Systems, Inc. and may be further amended from time to time, the “Plan”) and in connection with the transactions contemplated by that certain Agreement and Plan of Merger dated January 16, 2021 (the “Merger Agreement”) by among the Citrix Systems, Inc. (the “Company”), Wrangler Topco, LLC, Wallaby Merger Sub, LLC and the securityholders party thereto and that certain Option Assumption Agreement or Option Consent Agreement, as applicable (the “Assumption Agreement”), by and among the Optionee and the Company, the Company hereby assumes, pursuant to this Stock Option Agreement, including any additional terms and conditions set forth in any appendix for the Optionee’s country (the “Appendix” and together with the Stock Option Agreement, this “Agreement”), the Optionee’s option to purchase Class B Units (the “Original Option”) of Wrangler pursuant to that stock option agreement, by and between the Optionee and Wrangler, and, in accordance with the requirements of Section 409A of the Code, has converted such Original Option into an option to purchase, on or prior to the Expiration Date, or such earlier date as is specified herein, all or any part of the number of shares of the Company’s common stock indicated above at the Option Exercise Price per Share, subject to the terms and conditions set forth in this Agreement and in the Plan. This Option represents the remaining portion and corresponding remaining vesting schedule of the Original Option as assumed by the Company pursuant to the Merger Agreement. This Option is not intended to be an “incentive stock option” under Section 422 of the Code.

1.    Exercisability Schedule. No portion of this Option may be exercised until such portion shall have become vested and exercisable. Except as set forth below, and subject to the discretion of the Committee to accelerate the exercisability schedule hereunder and to any acceleration pursuant to the terms of an offer letter, employment agreement, or other similar agreement between the Optionee and the Company entered into in connection with the transactions contemplated by the Merger Agreement, this Option shall vest and be exercisable as follows, subject to the Optionee’s continued employment with the Company or an Affiliate on each such vesting date:

•	[VESTING SCHEDULE]

Once exercisable, this Option shall continue to be exercisable at any time or times prior to the close of the trading day on the Nasdaq Global Select Market or any other national securities exchange on which the shares of Stock are listed on the Expiration Date, subject to the provisions hereof and of the Plan.

2.    Manner of Exercise.

(a)    The Optionee may exercise this Option only in the following manner: from time to time on or prior to the Expiration Date, the Optionee may give written notice to the Company of his or her election to purchase some or all of the Optioned Stock purchasable at the time of such notice. The notice shall specify the number of Optioned Stock to be purchased.

Payment of the Option Exercise Price may be made by one or more of the following methods: (i) in cash, by certified or bank check or other instrument acceptable to the Committee; (ii) by the Optionee delivering to the Company a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company cash or a check payable and acceptable to the Company to pay the Option Exercise Price, provided that in the event the Optionee chooses to pay the Option Exercise Price as so provided, the Optionee and the broker shall comply with such procedures and enter into such agreements of indemnity and other agreements as the Committee shall prescribe as a condition of such payment procedure; (iii) if permitted by the Committee in its sole discretion, by a “net exercise” arrangement pursuant to which the Company will reduce the number of Shares issuable upon exercise by the largest whole number of Shares with a Fair Market Value that does not exceed the aggregate Option Exercise Price; or (iv) a combination of (i), (ii) and (iii) above. Payment instruments will be received subject to collection.

The transfer to the Optionee on the records of the Company or of the transfer agent of the Optioned Stock will be contingent upon (i) the Company’s receipt from the Optionee of the full Option Exercise Price, as set forth above, (ii) the fulfillment of any other requirements contained herein or in the Plan or in any other agreement or provision of laws, and (iii) the receipt by the Company of any agreement, statement or other evidence that the Company may require to satisfy itself that the issuance of Shares to be purchased pursuant to the exercise of Options under the Plan and any subsequent resale of Shares will be in compliance with Applicable Laws.

(b)    The Shares purchased upon exercise of this Option shall be transferred to the Optionee on the records of the Company or of the transfer agent upon compliance to the satisfaction of the Committee with all requirements under Applicable Laws in connection with such transfer and with the requirements hereof and of the Plan. The determination of the Committee as to such compliance shall be final and binding on the Optionee. The Optionee shall not be deemed to be the holder of, or to have any of the rights of a holder with respect to, any Shares subject to this Option unless and until this Option shall have been exercised pursuant to the terms hereof, the Company or the transfer agent shall have transferred the Shares to the

Optionee, and the Optionee’s name shall have been entered as the stockholder of record on the books of the Company. Thereupon, the Optionee shall have full voting, dividend and other ownership rights with respect to such Shares.

(c)    Reserved.

(d)    Notwithstanding any other provision hereof or of the Plan, no portion of this Option shall be exercisable after the Expiration Date hereof.

3.    Termination of Employment. Notwithstanding anything to the contrary in the Plan, if the Optionee’s employment by the Company or an Affiliate is terminated, the period within which to exercise this Option may be subject to earlier termination as set forth below.

(a)    Termination Due to Death. If the Optionee’s employment terminates by reason of the Optionee’s death, or if the Optionee dies within 30 days after the Optionee’s employment terminates other than for Cause or due to Disability (as defined below), any portion of this Option outstanding on such date, to the extent exercisable on the date of death or, if different, termination, may thereafter be exercised by the Optionee’s legal representative or legatee for a period of 6 months from the date of death or until the Expiration Date, if earlier. Any portion of this Option that is not exercisable on the date of death or, if different, termination shall terminate immediately and be of no further force or effect.

(b)    Termination Due to Disability. If the Optionee’s employment terminates by reason of the Optionee’s Disability, any portion of this Option outstanding on such date, to the extent exercisable on the date of termination, may thereafter be exercised by the Optionee for a period of 6 months from the date of termination or until the Expiration Date, if earlier. Any portion of this Option that is not exercisable on the date of termination shall terminate immediately and be of no further force or effect.

(c)    Reserved.

(d)    Other Termination. If the Optionee’s employment terminates for any reason other than the Optionee’s death or the Optionee’s Disability, and unless otherwise determined by the Committee, any portion of this Option outstanding on such date may be exercised, to the extent exercisable on the date of termination, for a period of 90 days from the date of termination or until the Expiration Date, if earlier. Any portion of this Option that is not exercisable on the date of termination shall terminate immediately and be of no further force or effect.

The Committee’s determination of the reason for termination of the Optionee’s employment shall be conclusive and binding on the Optionee and his or her representatives or legatees.

4.    Incorporation of Plan. Notwithstanding anything herein to the contrary, this Option shall be subject to and governed by all the terms and conditions of the Plan, including the powers of the Committee set forth in Section 4 of the Plan. Capitalized terms in this Agreement shall have the meaning specified in the Plan, unless a different meaning is specified herein.

5.    Transferability. This Agreement is personal to the Optionee, is non-assignable and is not transferable in any manner, by operation of law or otherwise, other than by will or the laws of descent and distribution. This Option is exercisable, during the Optionee’s lifetime, only by the Optionee, and thereafter, only by the Optionee’s legal representative or legatee.

6.    Responsibility for Taxes. Regardless of any action the Company or, if different, Optionee’s employer (the “Employer”) takes with respect to any or all income tax, social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items related to Optionee’s participation in the Plan and legally applicable to Optionee (“Tax-Related Items”), Optionee acknowledges that the ultimate liability for all Tax-Related Items is and remains his or her responsibility and that such liability may exceed the amount actually withheld by the Company or the Employer. Optionee further acknowledges that the Company and/or the Employer (i) make no representations, warranties or undertakings regarding the treatment of the Option or any Tax-Related Items in connection with any aspect of the Option, including, but not limited to, the grant, vesting or exercise of the Option, the issuance of Shares upon exercise of the Option, the subsequent sale of Shares and the receipt of any dividends and/or any dividend equivalents; and (ii) do not commit to and are under no obligation to structure the terms of the grant or any aspect of the Option to reduce or eliminate Optionee’s liability for Tax-Related Items or achieve any particular tax result. Further, if Optionee has become subject to tax in more than one jurisdiction, Optionee acknowledges that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

Optionee’s Tax-Related Items subject to a withholding obligation by the Company and/or the Employer shall be satisfied through a net issuance of Shares. The Company shall withhold from Shares to be issued to Optionee a number of Shares with an aggregate Fair Market Value that would satisfy the Tax-Related Items due. Alternatively, or in addition, the Company or the Employer may decide in their sole and absolute discretion to satisfy their withholding obligations, if any, for Tax-Related Items by one or a combination of the following: (i) withholding from proceeds of the sale of Shares acquired upon exercise of the Option either through a voluntary sale or through a mandatory sale arranged by the Company (on Optionee’s behalf pursuant to this authorization without further consent); or (ii) in any other way set forth in Section 8 of the Plan; provided, however, that if Optionee is a Section 16 officer of the Company under the Exchange Act, then the Company will satisfy any withholding obligation only through a net share issuance, unless the use of such withholding method is problematic under Applicable Laws or has materially adverse accounting consequences, in which case the obligation for Tax-Related Items may be satisfied by method (i) or (ii) above, or a combination thereof.

Depending on the withholding method, the Company may withhold or account for Tax-Related Items by considering applicable minimum or maximum statutory withholding amounts or other applicable withholding rates, including maximum applicable rates, in which case Optionee may receive a refund of any over-withheld amount in cash and will have no entitlement to the Shares equivalent. If the obligation for Tax-Related Items is satisfied by withholding Shares, for tax purposes, Optionee is deemed to have been issued the full number of Shares subject to the exercised Option, notwithstanding that a number of Shares is held back solely for the purpose of paying the Tax-Related Items due as a result of any aspect of Optionee’s participation in the Plan.

Finally, Optionee shall pay to the Company or the Employer any amount of Tax-Related Items that the Company or the Employer may be required to withhold or account for as a result of Optionee’s participation in the Plan that cannot be satisfied by the means previously described. The Company may refuse to issue or deliver the Shares or the proceeds of the sale of Shares if Optionee fails to comply with Optionee’s obligations in connection with the Tax-Related Items.

7.    No Advice Regarding the Award. The Company is not providing any tax, legal or financial advice, nor is the Company making any recommendations regarding Optionee’s participation in the Plan, or Optionee’s acquisition or sale of the underlying Shares. Optionee hereby agrees to consult with his or her own personal tax, legal and financial advisors regarding his or her participation in the Plan before taking any action related to the Plan and this Option.

8.    No Obligation to Continue Employment. The Employer is not obligated by or as a result of the Plan or this Agreement to continue the Optionee in employment and neither the Plan nor this Agreement shall interfere in any way with the right of the Employer to terminate the employment of the Optionee at any time.

9.    Data Privacy Consent. In accepting the Option, Optionee explicitly, voluntarily and unambiguously consents to the collection, use, and transfer, in electronic or other form, of Optionee’s personal data as described in this Agreement and any other grant materials by and among Optionee and, as applicable, the Employer, the Company or any Affiliate for the exclusive purpose of implementing, administering and managing Optionee’s participation in the Plan.

Optionee understands that the Employer, the Company and its Affiliates may hold certain personal information about Optionee, including, but not limited to, Optionee’s name, home address, email address and telephone number, date of birth, social security number, passport or other identification number, salary, nationality, job title or any shares held in the Company, and details of all awards or other entitlement to shares awarded, canceled, exercised, vested, unvested or outstanding in Optionee’s favor (“Data”), for the exclusive purpose of implementing, administering and managing Optionee’s participation in the Plan.

Optionee further understands that the Employer, the Company and/or its Affiliates will transfer Data among themselves as necessary for the exclusive purposes of implementation, administration, and management of Optionee’s participation in the Plan, and that the Employer, the Company and/or its Affiliates may each further transfer Data to Fidelity Stock Plan Services, LLC or certain of its affiliates or such third party (“Data Recipients”), which are assisting the Company (or may assist the Company in the future) with the implementation, administration, and management of the Plan.

Optionee understands that the Data Recipients are located in the United States, and that the United States may have different data privacy laws and protections than Optionee’s country. Optionee understands that, if Optionee resides outside the United States, Optionee may request a list with the names and addresses of Data Recipients by contacting in writing Optionee’s local human resources representative. Optionee authorizes the Data Recipients to receive, possess, use, retain, and transfer Data, in electronic or other form, for the purposes of implementing, administering, and managing Optionee’s participation in the Plan. Optionee understands that Data will be held as long as is necessary to implement, administer and manage Optionee’s participation in the Plan.

Optionee understands that, if Optionee resides outside the United States, Optionee may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data to make the information contained therein factually accurate, or refuse or withdraw the consents herein, in any case without cost, by contacting in writing Optionee’s local human resources representative.

Further, Optionee understands that Optionee is providing the consents herein on a purely voluntary basis. If Optionee does not consent, or if Optionee later seeks to revoke the consents, Optionee’s employment status or career with the Employer will not be affected; the only consequence of refusing or withdrawing the consents is that the Company would not be able to grant this Option or other equity awards to Optionee or administer or maintain such awards. Therefore, Optionee understands that refusing or withdrawing the consents may affect Optionee’s ability to participate in the Plan. For more information on the consequences of Optionee’s refusal to consent or withdrawal of consent, Optionee understands that Optionee may contact in writing Optionee’s local human resources representative.

Upon request of the Company or the Employer, Optionee agrees to provide a separate executed data privacy consent form (or any other agreements or consents that may be required by the Company and/or the Employer) that the Company and/or the Employer may deem necessary to obtain from Optionee for the purpose of administering Optionee’s participation in the Plan in compliance with the data privacy laws in Optionee’s country, either now or in the future. Optionee understands and agrees that Optionee will not be able to participate in the Plan if Optionee fails to provide any such consent or agreement requested by the Company and/or the Employer.

10.    Nature of Grant. In accepting the Option, Optionee expressly acknowledges, understands and agrees to the following:

(a)    the Plan is maintained voluntarily by the Company, it is discretionary in nature, and may be terminated by the Company at any time, except as otherwise set forth in the Plan;

(b)    the grant of the Option is voluntary, exceptional and occasional and does not create any contractual or other right to receive future grants of Options, or benefits in lieu of Options, even if Options or other awards have been granted in the past;

(c)    all decisions with respect to future Option grants, if any, will be at the sole discretion of the Company;

(d)    the Option grant and Optionee’s participation in the Plan will not be interpreted to form an employment or service contract or relationship with the Company or any Affiliate;

(e)    the future value of the underlying Shares is unknown, indeterminable and cannot be predicted with certainty;

(f)    if the underlying Shares do not increase in value, this Option will have no value;

(g)    if the Optionee exercises this Option and acquires Shares, the value of such Shares may increase or decrease in value, even below the Exercise Price;

(h)    Optionee is voluntarily participating in the Plan;

(i)    this Option and the underlying Shares, and the income from and value of same, are not intended to replace any pension rights or compensation;

(j)    this Option and the underlying Shares, and the income from and value of same, are not part of normal or expected compensation or salary for purposes of, including, but not limited to, calculating any severance, resignation, termination, redundancy, dismissal, end-of-service payments, bonuses, long-service awards, pension or retirement or welfare benefits or similar payments;

(k)    unless otherwise agreed with the Company, this Option and the underlying Shares, and the income from and value of same, are not granted as consideration for, or in connection with, the service the Optionee may provide as a director of any Affiliate;

(l)    no claim or entitlement to compensation or damages shall arise from forfeiture of this Option resulting from termination of the Optionee’s employment or service (for any reason whatsoever, whether or not later found to be invalid or in breach of employment laws in the jurisdiction where the Optionee is employed or the terms of his or her employment or other service agreement, if any);

(m)    unless otherwise provided in the Plan or by the Company in its discretion, this Option and the benefits evidenced by this Agreement do not create any entitlement to have this Option or any such benefits transferred to, or assumed by, another company nor be exchanged, cashed out or substituted for, in connection with any corporate transaction affecting the Shares; and

(n)    If Optionee resides outside the U.S., the following additional provisions shall apply:

(i)    the Option and the underlying Shares, and the income from and value of same, are not part of normal or expected compensation or salary for any purpose; and

(ii)    neither the Company, the Employer nor any other Affiliate shall be liable for any foreign exchange rate fluctuation between the Optionee’s local currency and the United States dollar that may affect the value of this Option or any amounts due to the Optionee pursuant to the settlement of this Option, the subsequent sale of any Shares acquired under the Plan or the receipt of any dividends.

11.    Electronic Delivery and Participation. The Company may, in its sole discretion, decide to deliver any documents related to current or future participation in the Plan by electronic means. Optionee hereby consents to receive such documents by electronic delivery and agrees to participate in the Plan through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

12.    Language. The Optionee acknowledges that he or she is proficient in the English language or has had an opportunity to consult with an advisor proficient in the English language, and understands the content of this Agreement and other Plan-related materials. If the Optionee has received this Agreement or any other document related to the Plan translated into a language other than English and if the meaning of the translated version is different than the English version, the English version will control.

13.    Governing Law and Venue. This Agreement and any notices delivered pursuant hereto shall be construed and enforced in accordance with the laws of the State of Delaware, without regard to the conflict of laws principles thereof and shall be binding upon and inure to the benefit of any successor or assign of the Company and any executor, administrator, trustee, guardian or other legal representative of Optionee.

For purposes of litigating any dispute that arises under this Award or this Agreement, the parties hereby submit to and consent to the jurisdiction of the State of Florida and agree that such litigation shall be conducted in the courts of Broward County, Florida, or the federal courts for the United States for the Southern District of Florida, where this Award is made and/or to be performed.

14.    Appendix. Notwithstanding any provisions in this Stock Option Agreement, this Option shall be subject to any additional terms and conditions set forth in any Appendix to this Stock Option Agreement for the Optionee’s country. Moreover, if the Optionee relocates to one of the countries included in the Appendix, the additional terms and conditions for such country will apply to the Optionee, to the extent the Company determines that the application of such terms and conditions is necessary or advisable for legal or administrative reasons. The Appendix constitutes part of this Agreement.

15.     Notices. Notices hereunder shall be mailed or delivered to the Company at its principal place of business and shall be mailed or delivered to the Optionee at the address on file with the Company or, in either case, at such other address as one party may subsequently furnish to the other party in writing.

16.    Imposition of Other Requirements. The Company reserves the right to impose other requirements on Optionee’s participation in the Plan, on the Option and on any Shares acquired under the Plan, to the extent the Company determines it is necessary or advisable for legal or administrative reasons, and to require Optionee to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

17.    Miscellaneous.

(a)    This Agreement may be executed in one or more counterparts all of which together shall constitute one instrument.

(b)    This Agreement, the Plan and any other terms delivered pursuant hereto, together constitute the entire agreement between the parties relative to the subject matter hereof, and supersede all proposals, written or oral relating to the subject matter hereof.

18.    Amendments. The Committee may amend the terms of the this Option and Agreement, prospectively or retroactively, provided that this Option and Agreement as amended is consistent with the terms of the Plan and the Applicable Laws, but no such amendment shall impair the Optionee’s rights under this Agreement without the Optionee’s consent.

19.    Integration. This Agreement constitutes the entire agreement between the parties with respect to this Option and supersedes all prior agreements and discussions between the parties concerning such subject matter.

20.    Severability. The provisions of this Agreement are severable and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.

21.    Insider Trading Restrictions/Market Abuse Laws. The Optionee acknowledges that, depending on the Optionee’s country or broker’s country, or the country in which Stock is listed, the Optionee may be subject to insider trading restrictions and/or market abuse laws in applicable jurisdictions, which may affect his or her ability to accept, acquire, sell or attempt to sell, or otherwise dispose of the Shares, rights to Shares (e.g., this Option) or rights linked to the value of Stock, during such times as the Optionee is considered to have “inside information” regarding the Company (as defined by the laws or regulations in applicable jurisdictions, including the United States and the Optionee’s country). Local insider trading laws and regulations may prohibit the cancellation or amendment of orders the Optionee placed before possessing inside information. Furthermore, the Optionee may be prohibited from (i) disclosing insider information to any third party, including fellow employees (other than on a “need to know” basis) and (ii) “tipping” third parties or causing them to otherwise buy or sell Company securities. Any restrictions under these laws or regulations are separate from and in addition to any restrictions that may be imposed under any applicable Company insider trading policy. The Optionee acknowledges that it is the Optionee’s responsibility to comply with any applicable restrictions, and the Optionee should speak to his or her personal advisor on this matter.

22.    Foreign Asset/Account Reporting Requirements. The Optionee acknowledges that there may be certain foreign asset and/or account reporting requirements which may affect the Optionee’s ability to acquire or hold Shares acquired under the Plan (or cash received from participating in the Plan) in a brokerage or bank account outside of the Optionee’s country. The Optionee may be required to report such accounts, assets or transactions to the tax or other authorities in his or her country. The Optionee may also be required to repatriate sale proceeds or other funds received as a result of participating in the Plan to the Optionee’s country through a designated bank or broker within a certain time after receipt. The Optionee acknowledges that it is his or her responsibility to be compliant with such regulations and the Optionee should speak to his or her personal advisor on this matter.

23.    Waiver. The Optionee acknowledges that a waiver by the Company of breach of any provision of this Agreement shall not operate or be construed as a waiver of any other provision of this Agreement, or of any subsequent breach by the Optionee or any other Participants.

By electronically accepting this Agreement and participating in the Plan, Optionee agrees to be bound by the terms and conditions in the Plan and this Agreement, including the Appendix.